

16014258

UNITED STATES
[SEC]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17359

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stonegate Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8201 Preston Road, Suite 325
(No. and Street)

Dallas (City) Texas (State) 75225 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Griffith 214-987-4121
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McBee & Co., PC
(Name – *if individual, state last, first, middle name*)

718 Paulus Avenue (Address) Dallas (City) Texas (State) 75214 (Zip Code)

SEC Mail Processing Section
MAR 01 2016
Washington DC
411

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jesse Shelmire, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stonegate Capital Markets, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO

Title



Notary Public


LANDON CHASE MC GRAW
Notary Public
STATE OF TEXAS
My Comm. Exp. 06/16/2019
NOTARY PUBLIC
STATE OF TEXAS

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STONEGATE CAPITAL MARKETS, INC.

TABLE OF CONTENTS

DECEMBER 31, 2015

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE FINANCIAL STATEMENTS	**1**
FINANCIAL STATEMENTS	
Statement of Financial Condition	**2**
Statement of Operations and Changes in Retained Earnings	**3**
Statement of Cash Flows	**4**
Notes to Financial Statements	**5**
SUPPLEMENTARY INFORMATION	
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	**15**
ADDITIONAL REPORTS AND RELATED INFORMATION	
Report of Independent Registered Public Accounting Firm on the Exemption from SEC Rule 15c3-3 Report	**16**
Stonegate Capital Markets, Inc.'s Exemption Report	**17**
Independent Accountant's Agreed-upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)	**18**
Schedule of Assessment and Payments (General Assessment Reconciliation)[Form SIPC-7]	**20**

 McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Stonegate Capital Markets, Inc.
Dallas, Texas

We have audited the accompanying statement of financial condition of Stonegate Capital Markets, Inc. (formerly Stonegate Partners, Inc. and further referred to as Stonegate Capital Markets, Inc.) as of December 31, 2015, and the related statements of operations and changes in retained earnings and cash flows for the year then ended. These financial statements are the responsibility of Stonegate Capital Markets, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Stonegate Capital Markets, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, has been subjected to audit procedures performed in conjunction with the audit of Stonegate Capital Markets, Inc.'s financial statements. The supplemental information is the responsibility of Stonegate Capital Markets, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co, PC
February 26, 2016

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

STONEGATE CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2015

ASSETS		
Cash and Cash Equivalents	$	84,516
Receivables from Affiliates (Note 10)		87,649
Prepaid Licenses		4,125
Marketable Securities, at Fair Value (Notes 7 and 9)		11,159
Deferred Taxes (Notes 2 and 11)		132,000
TOTAL ASSETS	$	319,449
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities		
Accounts Payable - Trade	$	7,300
Total Liabilities		7,300
Commitments and Contingencies (Notes 6 and 8)		
Shareholder's Equity		
Common Stock, $1 Par Value, 1,000 Shares Issued and Outstanding		1,000
Additional Paid-in-Capital		418,454
Accumulated Deficit		(107,305)
Total Shareholder's Equity		312,149
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	319,449

See Notes to Financial Statements

STONEGATE CAPITAL MARKETS, INC.

STATEMENT OF OPERATIONS AND CHANGES IN RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2015

REVENUE	
Retainers	$ 1,735,228
Commissions	10,042
Research Fees	20,000
Loss on Marketable Securities (Note 7)	(12,666)
Total Revenue	1,752,604
EXPENSES	
Employee Compensation and Benefits	965,968
Communications and Development	165,035
Brokerage and Clearance	15,129
Occupancy, Operating and Overhead (Note 10)	991,188
Total Expenses	2,137,320
LOSS BEFORE INCOME TAXES	(384,716)
INCOME TSX BENEFIT (Notes 2 and 11)	(126,059)
NET LOSS	(258,657)
RETAINED EARNINGS / (ACCUMULATED DEFICIT)	
Beginning of Year	151,352
End of Year	$ (107,305)

See Notes to Financial Statements

STONEGATE CAPITAL MARKETS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (258,657)
Adjustments to Reconcile Net Loss to Net Cash Provided by (Used) in Operating Activities:	
Retainer fees	(49,600)
Management fees	88,320
Expense Sharing Agreement Fees	19,820
Realized loss on marketable securities	12,666
Change in operating assets and liabilities:	
Decrease in accounts receivable - trade	195,213
Decrease in receivables from affiliates	40,051
Increase in deferred taxes	(132,000)
Decrease in other assets	20,901
Decrease in accounts payable - trade	(1,662)
Decrease in other liabilities	(367)
Total adjustments	193,342
Net Cash Used in Operating Activities	(65,315)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(65,315)
Beginning of Year	149,831
End of Year	$ 84,516
SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING ACTIVITIES	
Capital Contributions Provided for Liability	$ 35,133
SUPPLEMENTAL CASH FLOW DISCLOSURES	
State Income Taxes Paid	$ 5,941

See Notes to Financial Statements

STONEGATE CAPITAL MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

Stonegate Capital Markets, Inc., formerly Stonegate Capital Partners, Inc. (the "Company') was incorporated in Texas, in 1972. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Dallas, Texas. The Company is a wholly-owned subsidiary of Griffith Shelmire Partners, Inc. (the "Parent"). The Company's main source of revenue is providing research and investment banking services throughout the United States. As an introducing broker-dealer, the Company does not hold customer funds or securities.

In the fourth quarter of 2015, the Company changed its name from Stonegate Capital Partners, Inc. to Stonegate Capital Markets, Inc.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, agency transactions, investment advisory, research, and institutional private placement of securities throughout the United States.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable Securities

Management classifies all investments as available-for-sale. Available-for-sale securities are carried at fair value with the unrealized gains or losses included as a component of equity. See Note 9 for information relating to the determination of fair value. Realized gains and losses on available-for-sale securities are included in income. The cost of securities matured or sold is based on the specific identification method.

Retainer Fees

Retainer fees include investor relations services provided to publicly listed companies. The Company is retained by the clients to raise institutional investor awareness. Retainer Fees are recognized upon the terms of the individual agreements or as invoiced.

Royalties

Royalties include payment from entities for the resale of our research and are recognized upon receipt of royalty payments.

Research Fees

Stonegate Capital Markets has a contractual agreement with Stonegate Capital Partners, an equity affiliate, to provide research services for some of Stonegate Capital Partners' Advisory Services companies. Stonegate Capital Partners pays Stonegate Capital Markets a monthly retainer for said research services.

Fair Value of Financial Instruments

Cash, accounts receivable and accounts payable are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value. Marketable securities are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures.

Receivables and Credit Policy

Accounts receivable are stated at the amounts management expects to collect. The carrying amounts of accounts receivable are reduced by a valuation allowance, if needed, that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances and, based on an assessment of current creditworthiness, estimates the portion of, if any, of the balance that will not be collected. Management provides for probable uncollectable amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the respective receivable account. In Management's opinion, any potential allowance for uncollectable accounts would not be material to the Financial Statements as of the end of December 31, 2015.

Income Tax

The Company files a consolidated federal and state income tax return with the Parent. Any resulting Federal and state provision or benefit for income taxes is recorded as receivable from or payable to the Parent and represents the applicable share allocated to the Company. The Federal income tax rate is approximately 35 percent. The Company paid Texas margin taxes totaling $5,941 for the year ended December 31, 2015.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2015, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1(and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $83,858 which was $33,858 in excess of its required net capital of $50,000. The Company's net capital ratio was 0.087 to 1 at December 31, 2015.

4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the year ended December 31, 2015, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

5. CONCENTRATION OF CREDIT RISK

The Company is engaged in brokerage activities in which it acts as an agent connecting small-cap companies with institutional investors. In the event a transaction closes and the small cap company does not fulfill its obligations to pay the contractual fee, the Company may be exposed to risk. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash and accounts receivable. The Company places its cash with one high credit quality institution. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash.

6. LEASE COMMITMENTS

The Company's affiliate leases office space under a non-cancelable lease. Rent expenses is allocated based on the proportionate square footage the Company utilizes as defined in the Expense Sharing Agreement between the Company , its affiliate and its Parent. Rental expense approximated $112,000 for 2015. The terms of the lease generally require the affiliate to provide liability insurance and cover certain general operating expenses with provision for escalations and pay for parking. The aggregate future minimum rental obligations of the affiliate at December 31, 2015 are noted below:

December 31,	Amount
2016	$ 175,702
2017	177,994
2018	180,285
2019	181,103
2020 and thereafter	434,415
Total	$ 1,149,499

7. MARKETABLE SECURITIES

The Company's investments in marketable securities include common stocks and warrants. The following is a summary of amounts recorded on the Statement of Financial Condition for marketable securities:

	Cost	Estimated Fair Value
Available for Sale, non-current		
Corporate Stocks	$ 8,000	$ 7,814
Corporate Stock Warrants	77,647	3,345
Total	$ 85,647	$ 11,159

Classification of marketable securities as current or non-current is dependent upon management's intended holding period, the security's maturity date and liquidity considerations based on market conditions. If management intends to hold the securities for longer than one year as of the balance sheet date, they are classified as non-current. At December 31, 2015, cumulative gross unrealized losses totaled approximately $74,500 (pre-tax), The gross amounts of the realized gains were not material. Cost of securities sold use the first in, first out (FIFO) method. Since these marketable securities are classified as available-for-sale securities, material changes in fair value will flow through other comprehensive income, with amounts reclassified out of other comprehensive income into earnings upon sale or "other-than-temporary" impairment.

The Company reviews impairments associated with its marketable securities in accordance with the measurement guidance provided by ASC 320, Investments-Debt and Equity Securities, when determining the classification of the impairment as "temporary" or "other-than-temporary". A temporary impairment charge results in an unrealized loss being recorded in the other comprehensive income component of stockholders' equity. Such an unrealized loss does not reduce net income attributable to the Company for the applicable accounting period because the loss is not viewed as other-than-temporary. The factors evaluated to differentiate between temporary and other-than-temporary include the projected future cash flows, credit ratings actions, and assessment of the credit quality of the underlying collateral, as well as other factors.

The changes in net unrealized holding gains on securities available for sale in the amounts of $10,842 have been charged to income for the year ended December 31, 2015, as the expectation is that these losses are other-than-temporary.

8. CONTINGENCIES

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

During 2014, the company was engaged in litigation where a Customer alleged that the Company made misrepresentations concerning the suitability of a loan Plaintiffs made to a Corporation with whom the Company had entered a non-exclusive placement agency agreement to identify prospective purchasers in one or more placements of debt and/or securities. The Corporation defaulted on the loan. The Plaintiffs sought recovery of approximately $1,000,000 from the Company. The Company disputed that any misrepresentations were made by it or its representatives in connection with the Plaintiffs' agreement to loan funds to said Corporation.

This lawsuit was subsequently settled through a compromise and settlement agreement with the Company's Parent. As of December 31, 2015, the Company and its legal representation cannot determine the likelihood or estimate any additional liabilities with this settlement and consider this settlement to be resolved. There were also no un-asserted claims or assessments that the Company's legal representation has advised the Company that are probable of assertion and must be disclosed in accordance with *FASB Accounting Standards Codification 275, Risks and Uncertainties.*

9. FAIR VALUES OF FINANCIAL INSTRUMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Processes and Structure

Management is responsible for the Company's fair value valuation policies, processes, and procedures. Management implements valuation control processes to validate the fair value of the Company's financial instruments measured at fair value. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

Fair Value Measurements

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Common stocks: Securities which are traded on securities exchanges are valued at the last sale price on the exchange on which such securities are traded, as of the close of business on the day the securities are being valued or, lacking any reported sales, at the mean between the last available bid and asked price.

Common Stock Warrants: Valued at the closing price reported on the active market on which the underlying individual securities are traded.

The following table sets forth by level, within the fair value hierarchy, the fair value measurements of the Company's investments as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Available for Sale:				
Corporate Stocks	$ 7,814	-	-	$ 7,814
Corporate Stock Warrants	3,345	-	-	3,345
Total Assets at Estimated Fair Value	$ 11,159	-	-	$ 11,159

There were no transfers between level 1 and level 2 during the year.

Additional Disclosures About the Fair Value of Financial Instruments

GAAP requires disclosure of the estimated fair value of certain financial instruments, and the methods and significant assumptions used to estimate their fair values. Financial instruments within the scope of these disclosure requirements are included in the following table. Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash, short-term receivables, accounts payable, and other liabilities.

The following table presents the carrying values and estimated fair values at December 31, 2015, of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy.

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Assets					
Cash	$ 84,516	$ 84,516		-	$ 84,516
Receivables from Affiliates	87,649	-	87,649	-	87,649
Prepaid Licenses	4,125	-	4,125	-	4,125
Totals	$ 176,290	$ 84,516	$ 91,774	$ -	$ 176,290
Liabilities					
Accounts Payable	$ 7,300	-	$ 7,300	-	$ 7,300
Totals	$ 7,300	$ -	$ 7,300	$ -	$ 7,300

10. RELATED PARTY TRANSACTIONS

The Parent provides equipment and general and administrative services to the Company. In return, the Company pays the Parent a discretionary management fee. For the year ended December 31, 2015, the Company paid management fees to the Parent of approximately $608,000 which is reflected in Occupancy, Operating and Overhead line item in the accompanying statement of income and changes in retained earnings. The existence of this association creates operating results and a financial position significantly different than if the companies were autonomous.

As detailed in Note 2, Stonegate Capital Markets has a contractual agreement with Stonegate Capital Partners, an equity affiliate, to provide research services for some of Stonegate Capital Partners' Advisory Services companies. Stonegate Capital Partners pays Stonegate Capital Markets a monthly retainer for said research services. The existence of this association creates operating results and a financial position significantly different than if the companies were autonomous.

11. INCOME TAXES

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The current and deferred portions of the income tax benefit included in the statement of operations as determined in accordance with FASB ASC 740 are as follows:

	Current	Deferred	Total
Federal		$ (132,000)	$ (132,000)
State	$ 5,941		5,941
Income Tax Benefit	$ 5,941	$ (132,000)	$ (126,059)

A reconciliation of the difference between the expected income tax benefit computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

	Total
Expected income tax expense at U.S. Statutory rate	$ 0
The effect of:	
Decrease due to net operating loss at U.S. statutory rate	(132,000)
Increase due to state taxes, net of U.S. federal income tax effects	5,941
Income tax benefit	$ (126,059)

As of December 31 2015, the years ending December 31, 2012, 2013, 2014 and 2015 remain subject to examination by major tax jurisdictions.

12. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09-Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2014-09 requires entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity will apply five steps, Step 1: Identify the contract(s) with a customer; Step 2: Identify the performance obligations in the contract; Step 3: Determine the transaction price; Step 4: Allocate the transaction price to the performance obligations in the contract, and Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation. The amendments in this Update help clarify the principles for recognizing revenue and develop commonalities with International Financial Reporting Standards (IFRS). The effective date of this standard was deferred by FASB ASU 2015-14-Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, and is effective for annual reporting periods beginning after December 15, 2018 and interim reporting periods within annual reporting periods beginning after December 15, 2019. The guidance may be applied as of an annual reporting period beginning after December 15, 2016, including interim reporting periods within that reporting period. The Firm plans to adopt this standard within this timeframe. The Company does not expect the adoption of ASU 2014-09 and ASU2015-14 to have a material impact on the Company's results of operations or financial condition.

13. EXEMPTION REQUIREMENTS

The Company operates under the provisions of Paragraph (k) (2) (i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k) (2) (i) provide that the Company will not hold customer funds or safe keep customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and the disclosure of Information Relating to Possession or Control Requirements are not required.

During the year ended December 31, 2015, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph (k) (2) (i) of Rule 15c3-3.

14. SUBSEQUENT EVENTS

Upon evaluation, the Company notes that there were no material subsequent events between the date of the financial statements and the date that the financial statements were issued or available to be issued.

STONEGATE CAPITAL MARKETS, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

AS OF DECEMBER 31, 2015

NET CAPITAL	
Total Shareholder's Equity Qualified for Net Capital	$ 312,149
Less Non-allowable Assets	227,119
Net Capital before Haircuts	85,030
Haircuts on Securities	
Other Securities	1,172
Undue Concentrations	
Net Capital	$ 83,858
AGGREGATE INDEBTEDNESS	$ 7,300
NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	$ 50,000
Excess Net Capital	$ 33,858
Excess Net Capital at 1000%	$ 23,858
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.087 TO 1

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2015 and the corresponding unaudited filing of part IIA of the FOCUS Report/form X-17A-5 filed by Stonegate Capital Markets, Inc.

 McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Stonegate Capital Markets, Inc.
Dallas, Texas

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Stonegate Capital Markets, Inc. (formerly Stonegate Capital Partners, Inc. and further referred to as Stonegate Capital Markets, Inc.) identified the following provisions of 17 C.F.R. §15c3-3(k) under which Stonegate Capital Markets, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Stonegate Capital Markets, Inc. stated that Stonegate Capital Markets, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Stonegate Capital Markets, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stonegate Capital Markets, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McBee & Co., PC
February 26, 2016

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707



8201 PRESTON ROAD
SUITE 325
DALLAS, TEXAS 75225
214.987.4121 PHONE
214.751.8983 FAX
STONEGATEINC.COM
MEMBER OF FINRA

Stonegate Capital Markets, Inc.'s Exemption Report

Stonegate Capital Markets, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. Stonegate Capital Markets, Inc. claimed an exemption 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) for the fiscal year ended December 31, 2015.

2. Stonegate Capital Markets, Inc. met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year of January 1, 2015 to December 31, 2015, without exception.

Stonegate Capital Markets, Inc. I, Jesse Shelmire, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature

Jesse Shelmire
Title

February 26, 2016

 McBee & Co.

A Professional Corporation
Certified Public Accountants

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors of Stonegate Capital Markets, Inc.
Dallas, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Stonegate Capital Markets, Inc. (formerly Stonegate Capital Partners, Inc. and further referred to as Stonegate Capital Markets, Inc.) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. (FINRA), and SIPC, solely to assist you and the other specified parties in evaluating Stonegate Capital Markets, Inc.'s compliance with the applicable instructions of Form SIPC-7. Stonegate Capital Markets, Inc.'s management is responsible for Stonegate Capital Markets, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, including the accounting system entry and independent bank statement, noting no differences;

2. Compared the amounts reported on the audited X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustment noting no differences.

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



McBee & Co., PC
February 26, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*******2748*********************MIXED AADC 220
017359 FINRA DEC
STONEGATE CAPITAL MARKETS INC
8201 PRESTON RD STE 325
DALLAS TX 75225-6231

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Scott Griffity

2. A. General Assessment (item 2e from page 2) $ 4,382

B. Less payment made with SIPC-6 filed (exclude interest) (3,674)

_______ Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 708

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 708

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Stonegate Capital Markets
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CEO
(Title)

Dated the 16 day of Feb, 2016

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ___ Received ___ Reviewed ___

Calculations ___ Documentation ___ Forward Copy ___

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,752,605

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions

2d. SIPC Net Operating Revenues $ 1,752,605

2e. General Assessment @ .0025 $ 4,382

(to page 1, line 2.A.)